Pembina Pipeline Corporation Announces Intention to Redeem its Series 19 Medium Term Notes
CALGARY, ALBERTA, June 26, 2024 – Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today that it intends to exercise its option to redeem all or a portion of its outstanding $300,000,000 aggregate principal amount of senior unsecured medium-term notes, series 19 (the "Series 19 Notes") due June 22, 2026 for cash on July 6, 2024 (the "Redemption Date") at a redemption price of $1,002.19 for each $1,000 principal amount of Series 19 Notes, being equal to the outstanding principal amount thereof, plus accrued but unpaid interest thereon to, but excluding, the Redemption Date (the "Redemption").
The Redemption is conditional upon the completion of an offering of debt securities of the Company on terms and conditions satisfactory to Pembina, in its sole discretion. Additional terms and conditions regarding the Redemption will be provided in the notice of the Redemption to be delivered to CDS Clearing and Depository Services Inc. ("CDS"), the sole registered holder of the Series 19 Notes, in accordance with the trust indenture governing the Series 19 Notes. Non-registered holders of Series 19 Notes who maintain their interest through CDS should contact their CDS customer service representative with any questions about the Redemption. Alternatively, non-registered holders of Series 19 Notes with any questions about the Redemption should contact the broker or other financial intermediary who holds interests in the Series 19 Notes on their behalf.
The Series 19 Notes were issued pursuant to pricing supplement no. 5 dated June 20, 2023 to the short form base shelf prospectus of Pembina dated November 29, 2021, copies of which are available on Pembina's SEDAR+ profile at www.sedarplus.ca.
About Pembina
Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for 70 years. Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.
Purpose of Pembina: We deliver extraordinary energy solutions so the world can thrive.
Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.
Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Information and Statements
This news release contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "expect", "intend", "will", "shall", and similar expressions suggesting future events or future performance.
In particular, this news release contains forward-looking statements relating to the Redemption, including the occurrence and timing thereof, as well as Pembina's intentions with respect to funding the Redemption. These forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release, including: oil and gas industry exploration and development activity levels and the geographic region of such activity; that favourable market conditions exist; the success of Pembina's operations; prevailing commodity prices, interest rates, carbon prices, tax rates and exchange rates; the ability of Pembina to maintain current credit ratings; the availability of capital to fund future capital requirements relating to existing assets and projects; future operating costs; geotechnical and integrity costs; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; and certain other assumptions in respect of Pembina's forward-looking statements detailed in Pembina's Annual Information Form for the year ended December 31, 2023 (the "AIF") and Management's Discussion and Analysis for the year ended December 31, 2023 (the "Annual MD&A"), which were each filed on SEDAR+ on February 22, 2024, in Pembina's Management's Discussion and Analysis for the three months ended March 31, 2024 (the "Interim MD&A"), which was filed on SEDAR+ on May 9, 2024, and from time to time in Pembina's public disclosure documents available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.
These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: the regulatory environment and decisions and Indigenous and landowner consultation requirements; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements with Pembina or one or more of its affiliates; actions taken by governmental or regulatory authorities; the ability of Pembina to acquire or develop the necessary infrastructure in respect of future development projects; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide; the ability to access various sources of debt and equity capital; changes in credit ratings; counterparty credit risk; and certain other risks and uncertainties detailed in the AIF, Annual MD&A, Interim MD&A and from time to time in Pembina's public disclosure documents available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com. In addition, closing of the Redemption may not occur, or may be delayed, if the conditions to the Redemption are not satisfied on the anticipated timeline or at all. Accordingly, there is a risk that the Redemption will not be completed within the anticipated time, on the terms currently proposed, or at all. The Company's expectations with respect to funding the Redemption may change if management or the board of directors of Pembina determines that it would be in the best interests of Pembina to utilize other sources of funding.
Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this news release are expressly qualified by the above statements. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws.

For further information:
Investor Relations
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com
www.pembina.com